Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

January 11, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lemonade, Inc. Registration Statement on Form S-1 (File No. 333-252017)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters (the “Representatives”), hereby join in the request of Lemonade, Inc. a Delaware corporation (the “Company”), that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on January 13, 2021, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, we advise you that as of the date hereof, we and the several underwriters have distributed approximately 250 copies of the Company’s Preliminary Prospectus dated January 11, 2021 to prospective underwriters, institutional investors, dealers and others.

We, the undersigned Representatives, hereby represent that we are in compliance and will comply, and have been informed by the other participating underwriters that they are in compliance and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering pursuant to the above-referenced Registration Statement and Preliminary Prospectus.

[Signature Page Follows]

Very truly yours, Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC, As Representatives of the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Becky Steinthal
	Name:	Becky Steinthal
	Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Michael Occi
	Name:	Michael Occi
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]